EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Reports 13% Revenue Growth and $0.26 Continuing EPS

•	Net sales of $209 million, up 13% versus last year

•	Operating income of $18.8 million, up 52% versus last year

•	Operating margin of 9.0%, compared to 6.7% last year

•	Earnings from continuing operations of $0.26 per diluted share, up from $0.07 per diluted share last year

•	Cash flow from continuing operations of $26.4 million, up from $9.3 million last year
Oak Brook, IL, November 6, 2013 - Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the third quarter ended September 30, 2013. Consolidated net sales were $209.3 million for the quarter, up 13% versus the same quarter a year ago. Income from continuing operations was $16.8 million for the quarter, equal to $0.26 per diluted share.
The company also reports adjusted results to facilitate comparisons of performance. Adjusted net income from continuing operations for the quarter was $16.6 million, equal to $0.26 per diluted share, up 163% compared to $6.3 million, or $0.10 per diluted share, in the same quarter a year ago.
Solid Execution Continues to Drive Results
“This was another quarter in which we successfully executed our business strategy, with both our Environmental Solutions Group and our Fire Rescue Group continuing to deliver strong results,” said Dennis J. Martin, President and Chief Executive Officer. “Our Safety and Security Systems Group recovered from problems experienced during its ERP launch in the second quarter of this year, and corporate expenses were low. On a consolidated basis, we experienced double-digit sales growth versus last year, and our operating margin expanded to 9.0%. In addition, interest expense was down 71%. These positive factors all contributed to our 163% increase in adjusted net income versus last year.”
Net sales were $209.3 million for the quarter, up 13% compared to the third quarter of 2012. Environmental Solutions Group sales were up 11% on higher vacuum truck and municipal sewer cleaner shipments as a result of expanded production capacity. Fire Rescue Group sales were up 51%, driven by improved sales of fire-lift products, while Safety and Security Systems Group sales were flat compared to the same period of the prior year.
Consolidated operating income was $18.8 million, up 52% compared to the third quarter of 2012. Consolidated operating margin improved to 9.0%, compared to 6.7% last year. Operating margin was up for both the Environmental Solutions Group, at 10.7%, and the Fire Rescue Group, at 8.5%, benefiting primarily from leverage on higher sales volumes. The Safety and Security Systems Group‘s operating margin of 12.2% was 1.3% lower than in the prior year period as a result of unfavorable product mix and additional costs associated with its ERP implementation. However, its operating margin was up significantly compared to 6.3% in the second quarter of 2013. Corporate expenses were $3.6 million for the quarter, compared to $6.6 million a year ago.
Orders and Backlog Remain Healthy
The Company reported orders of $197.1 million, up 5% compared to the year-ago quarter. Backlog was $286.5 million, down 12% versus an extended backlog in the prior-year quarter.
“We are comfortable with orders and backlog during the quarter,” Martin continued. “Strong orders matched strong sales in the Environmental Systems Group, and its backlog is at a healthy level. We had worked on deliberate reductions in backlog during the second quarter. On the other hand, the Fire Rescue Group experienced some softness in orders during the quarter. The Safety and Security Systems Group experiences less advance ordering, and its orders and backlog were steady. It continues to work a large funnel of long-range systems opportunities.”
Continued Benefits from March Refinancing and Strong Cash Flow
Interest expense was $1.5 million for the quarter, down 71% versus a year ago, reflecting the combined benefits of the March 2013 refinancing and lower debt levels. Consolidated debt was $128 million, compared to $160 million a year ago and $144 million on June 30, 2013.
Cash flow from continuing operations was $26.4 million for the quarter, up from $9.3 million in the prior year quarter. The improvement in operating cash flow is primarily the result of increased earnings.
Outlook Continues to Strengthen
“Our strong performance this quarter benefited from gradual improvements in most of our markets and continuing progress on our growth and efficiency efforts,” explained Martin. “Adjusted earnings from continuing operations is $0.62 per diluted share for the nine month period, a 77% increase versus last year. It also represents the low end of our previously issued full-year outlook. We have had no hearing loss trials in 2013 and therefore have benefited from a low level of defense costs. As such, there is good potential for our fourth quarter adjusted earnings per share to be comparable to second and third quarter levels.”
GROUP RESULTS
Environmental Solutions
The following table summarizes the Environmental Solutions Group’s operating results as of and for the three and nine months ended September 30, 2013 and 2012:

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2013	2012	Change	2013	2012	Change
Net sales	$113.1	$101.6	$11.5	$353.1	$321.6	$31.5
Operating income	12.1	9.3	2.8	40.6	33.8	6.8
Operating data:
Operating margin	10.7%	9.2%	1.5%	11.5%	10.5%	1.0%
Total orders	$112.2	$95.9	$16.3	$319.4	$323.9	$(4.5)
Backlog	169.9	185.9	(16.0)	169.9	185.9	(16.0)
Depreciation and amortization	1.5	1.3	0.2	4.5	3.9	0.6
Three months ended September 30, 2013 vs. three months ended September 30, 2012
Total orders increased by $16.3 million, or 17%, for the three months ended September 30, 2013. U.S. orders increased $13.7 million, or 17%, largely due to an increase of $6.7 million in municipal and industrial street sweeper orders. Municipal street sweeper orders were positively impacted by a significant increase in orders for our three-wheeled units. U.S. orders further benefited from increased orders of waterblasters of $2.3 million, vacuum trucks of $1.7 million, and municipal sewer cleaners of $1.4 million. Non-U.S. orders increased $2.5 million, or 15%, primarily due to a large export order for our municipal street sweepers from the Middle East, partially offset by declines in the Canadian and Central American markets.
Net sales increased by $11.5 million, or 11%, for the three months ended September 30, 2013. U.S. sales increased $11.4 million, or 14%, resulting largely from improved sales of municipal sewer cleaners, as well as improvements in our street sweeper and waterblaster businesses. Non-U.S. sales were flat compared to the prior year, as increased sales in our Canadian markets were offset by decreased sales in other global markets. In the aggregate, sales were positively impacted by increased unit volumes of $7.5 million and improved pricing of $4.0 million, which includes the effects of a shift to higher-priced units, including our alternative-fuel street sweepers.
Costs of sales increased by $7.6 million for the three months ended September 30, 2013. $6.0 million of the increase was associated with increased unit shipments across all product lines, with the remainder being driven by pricing and product mix impacts.
Operating income increased by $2.8 million, or 30%, for the three months ended September 30, 2013. The increase in operating income was a result of higher gross profit of $3.9 million, largely due to improved product pricing and volume, partially offset by increased selling, engineering, general and administrative expenses of $1.1 million. The increase in expense derived from higher costs for training, salary and benefits, and travel.
Safety and Security Systems
The following table summarizes the Safety and Security Systems Group’s operating results as of and for the three and nine months ended September 30, 2013 and 2012:

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2013	2012	Change	2013	2012	Change
Net sales	$57.6	$57.8	$(0.2)	$172.9	$173.2	$(0.3)
Operating income	7.0	7.8	(0.8)	16.1	18.7	(2.6)
Operating data:
Operating margin	12.2%	13.5%	(1.3)%	9.3%	10.8%	(1.5)%
Total orders	$56.7	$57.1	$(0.4)	$179.2	$182.1	$(2.9)
Backlog	36.3	38.7	(2.4)	36.3	38.7	(2.4)
Depreciation and amortization	1.0	1.0	—	3.1	3.2	(0.1)
Three months ended September 30, 2013 vs. three months ended September 30, 2012
Total orders decreased by $0.4 million for the three months ended September 30, 2013. U.S. orders increased $0.4 million, primarily driven by improvements in our police markets due to higher market demand and market share. Partially offsetting the increase were softer orders for outdoor warning systems. Non-U.S. orders decreased $0.8 million due to weak market demand in the coal-mining industry. There was also weakness in our other non-U.S. public safety markets including our integrated systems business that was adversely impacted by the timing of large orders. Partially offsetting these decreases were improved orders in our European public safety markets and the cancellation of a significant order in the third quarter of 2012.
Net sales were essentially flat, declining $0.2 million for the three months ended September 30, 2013. U.S. sales were up $2.4 million, largely due to higher sales of industrial products of $0.9 million as well as gains in our police markets of $1.2 million that relate to increased registrations of new law enforcement vehicles and increased market share. Non-U.S. sales decreased $2.6 million due to reduced sales of $1.1 million to the coal-mining industry as a result of continuing weak demand, as well as lower international shipments in our integrated systems business of $1.0 million that were largely driven by the timing of large orders.
Cost of sales increased by $0.6 million for the three months ended September 30, 2013. These increases related to $0.6 million of higher spending on information technology partially related to the ERP system implementation in May 2013, lower absorption of fixed overhead costs due to a higher proportion of purchased versus manufactured products, an unfavorable shift in product mix amongst our businesses and product lines, and $0.2 million of higher spending on engineering and implementation costs in our systems businesses.
Operating income decreased $0.8 million, or 10%, largely due to increases in our cost of sales. Operating expenses were essentially flat as compared to the prior year with increased selling and marketing expenses offset by reduced amortization expense of $0.3 million from a fully amortized intangible asset.
Fire Rescue
The following table summarizes the Fire Rescue Group’s operating results as of and for the three and nine months ended September 30, 2013 and 2012:

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2013	2012	Change	2013	2012	Change
Net sales	$38.6	$25.6	$13.0	$105.7	$90.7	$15.0
Operating income	3.3	1.9	1.4	7.4	4.4	3.0
Operating data:
Operating margin	8.5%	7.4%	1.1%	7.0%	4.9%	2.1%
Total orders	$28.2	$34.7	$(6.5)	$100.4	$112.3	$(11.9)
Backlog	80.3	101.3	(21.0)	80.3	101.3	(21.0)
Depreciation and amortization	0.8	0.6	0.2	2.3	1.9	0.4

Three months ended September 30, 2013 vs. three months ended September 30, 2012
Total orders declined by $6.5 million, or 19%, for the three months ended September 30, 2013 primarily due to lower demand in the Asia Pacific region in comparison to a strong order cycle in the prior year. Partially offsetting the decrease were improved industrial orders in the U.S.
Net sales increased by $13.0 million, or 51%, for the three months ended September 30, 2013 primarily driven by increased sales in the Middle East and Europe, coupled with improved industrial sales in the U.S. for windmill and utility maintenance applications. In the aggregate, the increase in sales included contributions from an increase in unit volumes of $8.2 million, favorable product mix impacts of $2.8 million, largely due to increased sales of higher-content chassis, and favorable currency impacts of $2.2 million.
Cost of sales increased $11.2 million, or 58%, for the three months ended September 30, 2013 largely as a result of increases in unit volumes of $6.2 million, as well as product mix and unfavorable currency impacts of $3.1 million and $1.8 million, respectively.
Operating income increased $1.4 million, or 74%, for the three months ended September 30, 2013 largely as a result of the contribution of higher sales and incremental service revenue of $2.0 million, as well as production efficiencies, partially offset by increased selling, engineering, general and administrative expenses of $0.6 million.
CORPORATE EXPENSES
Corporate operating expenses were $3.6 million and $6.6 million for the three months ended September 30, 2013 and 2012, respectively. The decreases primarily related to reduced employee incentive compensation expense and reductions to our medical expense.
Non-operating expenses within Corporate were further impacted by reductions in interest expense and debt settlement charges of $3.7 million and $1.9 million, respectively. The decrease in interest expense was driven by the pay down of debt levels during the third quarter of 2012, coupled with lower interest rates on borrowings as a result of our March 2013 refinancing. In the third quarter of 2012, the Company expensed $1.9 million of deferred financing fees relating to the $75.0 million reduction of its prior debt agreements.
CONFERENCE CALL
Federal Signal will host its third quarter conference call on Wednesday, November 6, 2013 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-438-5491 and entering the pin number 1886308. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, IL, with manufacturing facilities worldwide, the Company operates three groups: Environmental Solutions, Safety and Security Systems, and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2013	2012	2013	2012
Net sales	$209.3	$185.0	$631.7	$585.5
Cost of sales	158.8	139.4	482.6	445.4
Gross profit	50.5	45.6	149.1	140.1
Selling, engineering, general and administrative expenses	31.7	33.2	100.6	100.8
Restructuring charges (benefit)	—	—	(0.6)	0.8
Operating income	18.8	12.4	49.1	38.5
Interest expense	1.5	5.2	7.7	15.7
Debt settlement charges	—	1.9	8.7	3.5
Other expense (income), net	—	(0.1)	(0.1)	0.2
Income before income taxes	17.3	5.4	32.8	19.1
Income tax benefit (expense)	(0.5)	(1.0)	100.7	(1.9)
Income from continuing operations	16.8	4.4	133.5	17.2
Loss from discontinued operations and disposal, net of income tax benefit of $0.3, $2.9, $0.1 and $3.5, respectively	(0.8)	(19.1)	(0.6)	(49.4)
Net income (loss)	$16.0	$(14.7)	$132.9	$(32.2)
Basic earnings (loss) per share:
Earnings from continuing operations	$0.27	$0.07	$2.14	$0.28
Loss from discontinued operations and disposal, net of tax	(0.01)	(0.31)	(0.01)	(0.79)
Net earnings (loss) per share	$0.26	$(0.24)	$2.13	$(0.51)
Diluted earnings (loss) per share:
Earnings from continuing operations	$0.26	$0.07	$2.12	$0.28
Loss from discontinued operations and disposal, net of tax	(0.01)	(0.31)	(0.01)	(0.79)
Net earnings (loss) earnings per share	$0.25	$(0.24)	$2.11	$(0.51)
Weighted average common shares outstanding:
Basic	62.6	62.4	62.5	62.3
Diluted	63.2	63.0	63.0	62.6

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30, 2013	December 31, 2012
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$20.9	$29.7
Restricted cash	—	1.0
Accounts receivable, net of allowances for doubtful accounts of $2.6 and $2.4, respectively	108.2	96.9
Inventories	111.3	119.9
Prepaid expenses	11.8	13.8
Other current assets	12.0	5.1
Current assets of discontinued operations	1.8	0.8
Total current assets	266.0	267.2
Properties and equipment, net	61.1	59.3
Goodwill	273.1	272.3
Intangible assets, net	0.6	0.7
Deferred tax assets	50.3	—
Deferred charges and other long-term assets	2.4	12.5
Long-term assets of discontinued operations	3.3	1.2
Total assets	$656.8	$613.2
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$—	$0.3
Current portion of long-term borrowings and capital lease obligations	6.5	4.7
Accounts payable	48.8	52.5
Customer deposits	10.5	13.1
Deferred tax liabilities	—	10.6
Accrued liabilities:
Compensation and withholding taxes	21.8	25.8
Other current liabilities	36.6	36.2
Current liabilities of discontinued operations	3.7	6.4
Total current liabilities	127.9	149.6
Long-term borrowings and capital lease obligations	121.0	152.8
Long-term pension and other postretirement benefit liabilities	77.0	84.1
Deferred gain	18.1	19.4
Deferred tax liabilities	—	35.8
Other long-term liabilities	16.8	16.0
Long-term liabilities of discontinued operations	5.8	8.6
Total liabilities	366.6	466.3
Shareholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 63.7 and 63.4 shares issued, respectively	63.7	63.4
Capital in excess of par value	175.2	171.1
Retained earnings	141.8	8.9
Treasury stock, at cost, 1.0 shares at both dates	(16.7)	(16.4)
Accumulated other comprehensive loss	(73.8)	(80.1)
Total shareholders’ equity	290.2	146.9
Total liabilities and shareholders’ equity	$656.8	$613.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(in millions)	2013	2012
Operating activities:
Net income (loss)	$132.9	$(32.2)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Loss on discontinued operations and disposal	0.6	49.4
Depreciation and amortization	10.4	9.6
Write-off of deferred financing costs	4.5	3.5
Stock-based compensation expense	2.3	2.1
Pension expense, net of funding	(1.2)	(6.2)
Provision for doubtful accounts	0.2	0.3
Deferred income taxes, including changes in valuation allowance	(91.3)	2.6
Changes in operating assets and liabilities, net of effects from dispositions of companies	(21.1)	(10.3)
Net cash provided by continuing operating activities	37.3	18.8
Net cash used for operating activities of discontinued operations	(5.1)	(21.1)
Net cash provided by (used for) operating activities	32.2	(2.3)
Investing activities:
Purchases of properties and equipment	(13.7)	(9.2)
Proceeds from sales of properties and equipment	2.0	1.3
Proceeds from sale of FSTech Group	—	82.1
Decrease (increase) in restricted cash	1.0	(1.5)
Net cash provided by (used for) continuing investing activities	(10.7)	72.7
Net cash provided by investing activities of discontinued operations	—	—
Net cash provided by (used for) investing activities	(10.7)	72.7
Financing activities:
Increase (decrease) in revolving lines of credit, net	50.0	(173.1)
Decrease in short-term borrowings, net	(0.3)	(7.6)
Proceeds from issuance of long-term borrowings	75.0	215.0
Payments on long-term borrowings	(150.7)	(99.4)
Payments of debt financing fees	(6.2)	(6.9)
Other, net	1.8	2.3
Net cash used for continuing financing activities	(30.4)	(69.7)
Net cash used for financing activities of discontinued operations	—	(0.9)
Net cash used for financing activities	(30.4)	(70.6)
Effects of foreign exchange rate changes on cash and cash equivalents	0.1	(0.2)
Decrease in cash and cash equivalents	(8.8)	(0.4)
Cash and cash equivalents at beginning of period	29.7	9.5
Cash and cash equivalents at end of period	$20.9	$9.1

SEC REGULATION G NON-GAAP RECONCILIATION

The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations:
The Company believes that adjusting its net income and diluted earnings per share from continuing operations to exclude special tax items and the impacts of restructuring and debt settlement charges, which are not considered to be part of its ongoing operating results, provides measures which are representative of the Company’s underlying performance and improves the comparability of year to year results.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2013	2012	2013	2012
Income from continuing operations	$16.8	$4.4	$133.5	$17.2
Add (less):
Debt settlement charges, net of tax	—	1.9	8.5	3.5
Restructuring, net of tax	—	—	(0.6)	0.8
Special items (1)	(0.2)	—	(102.6)	—
Adjusted income from continuing operations	$16.6	$6.3	$38.8	$21.5

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Diluted earnings per share from continuing operations	$0.26	$0.07	$2.12	$0.28
Add (less):
Debt settlement charges, net of tax	—	0.03	0.14	0.06
Restructuring, net of tax	—	—	(0.01)	0.01
Special items (1)	(0.00)	—	(1.63)	—
Adjusted diluted earnings per share from continuing operations	$0.26	$0.10	$0.62	$0.35

(1)
Special tax items include the effects of the reversal of a significant portion of the Company’s valuation allowance on deferred income taxes as well as the impacts of a UK tax rate change enacted during the third quarter. In the second quarter, based on an improved and more stable business performance and outlook, the Company determined that it no longer required a valuation allowance to reserve the value of certain deferred tax assets. The Company therefore released $102 million of this valuation allowance in the second quarter, which created a one-time, non-cash tax benefit during the second quarter in that amount. An additional $1.0 million of valuation allowance was released in the third quarter in connection with that determination. These impacts were offset by $0.8 million of expense associated with a reduction in the Company’s deferred tax assets due to a reduction in the UK tax rate.

Total debt to adjusted EBITDA ratio:
The Company also uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. Furthermore, the Company believes that total debt to adjusted EBITDA is a meaningful metric to investors and other interested parties. The Company’s calculation methodology, which may be different than the method used by other companies, consists of dividing total debt by income from continuing operations before interest expense, debt settlement charges, other expense, income tax provision, and depreciation and amortization on a trailing 12-month basis. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA, and reconciles income from continuing operations to adjusted EBITDA:

	Trailing Twelve Months Ending September 30,
(in millions)	2013	2012
Total debt	$127.5	$159.9

Income from continuing operations	138.4	23.6
Add:
Interest expense	13.4	20.2
Debt settlement charges	8.7	3.5
Other expense	0.4	0.1
Income tax (benefit) expense	(98.7)	2.7
Depreciation and amortization	13.9	12.9
Adjusted EBITDA	$76.1	$63.0

Total debt to adjusted EBITDA ratio	1.7	2.5